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Zachary WareJoncas

Co-Founder at LEAH Laboratories, zach@leahlabs.com

Rochester, Minnesota · 138 connections · **Contact info**

 **LEAH Laboratories**

 **St. Olaf College**

About

I am a Co-Founder of LifEngine Animal Health Laboratories, a Y Combinator backed Biotech Start-up bringing modern cell based cancer therapies to companion animals.

 **Resume**

Experience

 **Co-Founder**
LEAH Laboratories
Feb 2019 – Present · 7 mos
Rochester, Minnesota Area

Using curative cellular therapies for canine companion animals.

 **Mayo Clinic**
3 yrs 4 mos

 **Project Assistant: Office Of Entrepreneurship**
Jan 2018 – Present · 1 yr 8 mos

Help to coordinate programming, educational initiatives and events for the new Mayo Clinic Office of Entrepreneurship. Responsibilities include event planning, event management, supply chain, educational program assistance, and administrative tasks. Additionally, lab management and consultation for start-up companies within our wet-lab space.

 **Research Technologist**
Jun 2017 – Present · 2 yrs 3 mos
Rochester, Minnesota Area

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St. Olaf College
3 yrs 9 mos

 **Independent Undergraduate Research**
Dec 2015 – May 2017 · 1 yr 6 mos
Northfield, MN

Conducted two primary projects:

1. Developing low cost alternatives to traditional laboratory equipment for use in teaching labs.
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Manage chemistry stock room window. Disperse chemicals and supplies. Inventory stockroom. Prepare chemical solutions and laboratory experiments. Wash and maintain glassware/equipment.

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Plant Genomics Intern
Michigan State University
May 2015 – Jul 2015 · 3 mos
Lansing, Michigan

Full time laboratory research in the PRL laboratories perfecting protein purification and function analysis techniques for the Cyanobacterial transmembrane protein TSPO.

Education

St. Olaf College
B.A., Biology, Genetics, Junior
2013 – 2017

Activities and Societies: Vice President- St. Olaf Cantorei Choir Member- St. Olaf Ensemble Choir Member- St. Olaf Gospel Choir Member- Ballroom Club Member- Science Alliance (STEM outreach program) Enthusiast- Intramural Sports

Saint Paul Central High School
Diploma, High School/Secondary Diplomas and Certificates
2009 – 2013
Activities and Societies: Varsity Policy Debate, National Honor Society, Choir

Licenses & Certifications

Red Cross First Aid
Red Cross

Volunteer Experience

Physical Therapy Assistant
Douglas County Hospital
May 2014 – Aug 2014 • 4 mos

Assist patients recovering from joint replacement surgery. Help to lead guided group therapy exercises. Provide basic patient care: deliver food, walking aid, patient sitting.

OR Technician, Lab Technician
Philippine Minnesota Medical Association
Feb 2016 • 1 mo
Health

Helped to open a hospital in Mariveles Bata'an. Worked in the operating wing preparing instruments and other surgical supplies for surgery.

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Skills & Endorsements

Research · 4

Endorsed by **Caitlin Van Lith, who is highly skilled at this**

Endorsed by **4 of Zachary's colleagues at St. Olaf College**

Laboratory Skills · 2

Endorsed by **2 of Zachary's colleagues at St. Olaf College**

Peer Tutoring · 2

Maarten Rotman, Ph.D. and 1 connection have given endorsements for this skill

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